UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027164

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SEC FILE NUMBER
8-67162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 03 2015 REGISTRATIONS BRANCH 17

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 29th floor
(No. and Street)

New York,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Paddon **212-259-5608**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 03 2015 REGISTRATIONS BRANCH 17

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2015, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Investec Securities (US) LLC
March 31, 2015
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-67162)

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +01 212 773 3000
Fax: +01 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investec Securities (US) LLC

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2015 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 27, 2015

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2015

Assets	
Cash and cash equivalents	$ 5,869,732
Unbilled revenue	263,440
Due from overseas affiliates	31,185
Other assets	35,072
Total assets	$ 6,199,429
Liabilities and member's equity	
Liabilities:	
Accrued expenses	$ 70,571
Due to Holdings	66,914
Total liabilities	137,485
Commitments and contingencies	
Member's equity	6,061,944
Total liabilities and member's equity	$ 6,199,429

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEC Rule 15a-6. Under this rule, the Company acts as placement agent for foreign securities offerings in the United States, and the Company intermediates foreign equity and fixed income transactions; for all such placements and transactions the executing broker is one of the Overseas Affiliates.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus, the Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. The provision for income taxes (Note 4) is computed as if the Company were a separate taxpayer and is allocated to the Company by Holdings.

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the financial statements. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the Company measures the position to determine the amount of benefit it may recognize in the financial statements.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

Unbilled Revenue

Unbilled revenue account contains management's estimate of the amount of revenue earned but not yet billed to clients for the Company's distribution of Overseas Affiliate research to certain major United States institutional investors.

Commitments and Contingencies

The Company has not made any commitments, and is not aware of any contingencies, that would require disclosure in the Notes to Financial Statements.

Guarantees

The Company applies the provisions of ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has not recorded any liabilities from guarantees under ASC 460-10.

3. Credit Risk

The Company maintains its cash in bank accounts. The balances in such accounts, at times, may exceed federally insured limits.

The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company, and to its business environment, could have an effect on the Company and its operations.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, overhead and operations expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulas applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed more fully in Note 2 above. Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2015, the Company owed Holdings $66,914 related to the items described above. This amount was settled in part on May 1, 2015, with the remainder settled on May 12, 2015.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2015, the Overseas Affiliates owed the Company $31,185 related to the items described above.

5. Income Taxes

As more fully described in Note 2 above, Holdings allocates a provision for income taxes to the Company as if it were a separate taxpayer.

All taxes are deemed to be current and are periodically settled with Holdings. The Company has no deferred tax assets or deferred tax liabilities at March 31, 2015.

As of March 31, 2015, the Company determined that it has no material uncertain tax positions, and no interest or penalties as defined within ASC 740-10. Accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2013, 2014 and 2015 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

In the year ending March 31, 2015, New York State lowered the income tax rate applicable to the Company. This change had no impact on the Company's Statement of Financial Condition for the year ending March 31, 2015.

6. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under this rule and is required to maintain a minimum of $250,000 of net capital. At March 31, 2015, the Company had net capital of $5,732,247, which was $5,482,247 in excess of the required minimum net capital.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

The Company has evaluated all subsequent events through May 27, 2015, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.